Consolidated Financial Statements

Consolidated Statement of Income
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2005	2005	2005	2004	2004	2005	2004
							Restated
				Restated (see Note 2)			(see Note 2)
Interest, Dividend and Fee Income
Loans	$1,989	$1,843	$1,798	$1,696	$1,693	$5,630	$5,047
Securities	484	461	428	367	363	1,373	1,109
Deposits with banks	170	160	112	104	114	442	334

	2,643	2,464	2,338	2,167	2,170	7,445	6,490

Interest Expense
Deposits	961	875	793	679	652	2,629	2,065
Subordinated debt	56	52	47	48	48	155	145
Preferred shares and capital trust securities (Note 2)	21	26	25	33	30	72	91
Other liabilities	391	330	275	231	200	996	567

	1,429	1,283	1,140	991	930	3,852	2,868

Net Interest Income	1,214	1,181	1,198	1,176	1,240	3,593	3,622
Provision for credit losses (Note 3)	73	6	43	(13)	(110)	122	(90)

Net Interest Income After Provision for Credit Losses	1,141	1,175	1,155	1,189	1,350	3,471	3,712

Non-Interest Revenue
Securities commissions and fees	255	299	266	241	242	820	814
Deposit and payment service charges	188	180	179	187	188	547	559
Trading revenues	83	60	101	22	59	244	178
Lending fees	89	73	75	81	89	237	236
Card fees	98	88	88	73	81	274	188
Investment management and custodial fees	79	74	75	75	81	228	232
Mutual fund revenues	113	106	102	96	98	321	282
Securitization revenues	26	33	20	43	46	79	134
Underwriting and advisory fees	92	77	87	79	73	256	264
Investment securities gains (Note 2)	37	12	37	37	5	86	138
Foreign exchange, other than trading	42	45	45	45	39	132	132
Insurance income	44	39	41	37	37	124	102
Other	51	130	97	57	83	278	219

	1,197	1,216	1,213	1,073	1,121	3,626	3,478

Net Interest Income and Non-Interest Revenue	2,338	2,391	2,368	2,262	2,471	7,097	7,190

Non-Interest Expense
Employee compensation (Note 6)	933	925	926	825	919	2,784	2,807
Premises and equipment	315	312	303	324	311	930	928
Amortization of intangible assets	24	24	24	25	27	72	79
Travel and business development	68	60	50	69	60	178	170
Communications	29	32	28	35	33	89	103
Business and capital taxes	29	26	24	29	23	79	70
Professional fees	58	59	61	71	58	178	191
Other	123	141	117	115	107	381	316

Total Non-Interest Expense	1,579	1,579	1,533	1,493	1,538	4,691	4,664

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	759	812	835	769	933	2,406	2,526
Income taxes	204	198	219	213	286	621	759

	555	614	616	556	647	1,785	1,767
Non-controlling interest in subsidiaries	14	14	14	5	4	42	12

Net Income	$541	$600	$602	$551	$643	$1,743	$1,755

Preferred share dividends	$6	$8	$8	$5	$9	$22	$26
Net income available to common shareholders	$535	$592	$594	$546	$634	$1,721	$1,729
Average common shares (in thousands)	499,152	499,415	501,268	500,635	502,177	499,951	501,999
Average diluted common shares (in thousands)	509,384	510,237	512,941	513,355	514,800	510,858	515,632

Earnings Per Share (Canadian $)
Basic	$1.07	$1.19	$1.18	$1.08	$1.27	$3.44	$3.45
Diluted	1.05	1.16	1.16	1.06	1.24	3.37	3.36
Dividends Declared Per Common Share	0.46	0.46	0.44	0.44	0.40	1.36	1.15

The accompanying notes to consolidated financial statements are an integral part of these statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.
BMO Financial Group Third Quarter Report 2005   21

Consolidated Financial Statements

Consolidated Balance Sheet
(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2005	2005	2005	2004	2004
				Restated (see Note 2)
Assets

Cash Resources	$20,402	$21,141	$20,292	$18,045	$20,788

Securities
Investment	14,175	15,698	15,174	15,017	15,633
Trading	43,146	43,717	38,009	35,444	34,977
Loan substitutes	11	11	11	11	11

	57,332	59,426	53,194	50,472	50,621

Loans
Residential mortgages	59,737	57,703	57,038	56,444	55,969
Consumer instalment and other personal	27,241	26,714	25,728	24,887	24,568
Credit cards	4,717	4,557	4,525	3,702	3,530
Businesses and governments	48,181	47,716	45,886	44,559	47,241
Securities borrowed or purchased under resale agreements	27,259	31,357	24,487	22,609	22,727

	167,135	168,047	157,664	152,201	154,035
Customers’ liability under acceptances	5,683	5,814	4,475	5,355	5,498
Allowance for credit losses (Note 3)	(1,200)	(1,220)	(1,314)	(1,308)	(1,487)

	171,618	172,641	160,825	156,248	158,046

Other Assets
Derivative financial instruments	26,174	23,031	22,778	25,448	19,325
Premises and equipment	1,863	1,875	2,012	2,020	2,021
Goodwill	1,604	1,632	1,602	1,507	1,589
Intangible assets	426	462	486	480	549
Other (Note 2)	10,970	12,148	32,905	10,974	9,005

	41,037	39,148	59,783	40,429	32,489

Total Assets	$290,389	$292,356	$294,094	$265,194	$261,944

Liabilities and Shareholders’ Equity

Deposits
Banks	$25,265	$23,536	$24,488	$20,654	$22,320
Businesses and governments	87,462	89,698	81,306	79,614	81,678
Individuals	76,023	77,811	76,538	74,922	77,061

	188,750	191,045	182,332	175,190	181,059

Other Liabilities
Derivative financial instruments	24,972	21,862	21,913	23,973	18,081
Acceptances	5,683	5,814	4,475	5,355	5,498
Securities sold but not yet purchased	14,703	13,674	11,783	10,441	10,295
Securities lent or sold under repurchase agreements	26,159	28,694	23,425	21,345	21,307
Other (Note 2)	11,826	12,887	32,579	12,156	8,467

	83,343	82,931	94,175	73,270	63,648

Subordinated Debt (Note 7)	3,099	3,420	2,909	2,395	2,462

Preferred Share Liability (Notes 2 & 8)	450	450	450	450	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,585	4,512	4,492	4,453	4,414
Contributed surplus	18	15	12	10	8
Net unrealized foreign exchange loss	(483)	(380)	(432)	(497)	(173)
Retained earnings	9,477	9,213	9,006	8,773	8,526

	13,597	13,360	13,078	12,739	12,775

Total Liabilities and Shareholders’ Equity	$290,389	$292,356	$294,094	$265,194	$261,944

The accompanying notes to consolidated financial statements are an integral part of these statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.
22   BMO Financial Group Third Quarter Report 2005

Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2005	2004	2005	2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Preferred Shares
Balance at beginning of period	$596	$1,446	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	—	(850)	—	(850)

Balance at beginning of period (as restated)	596	596	596	596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	3,916	3,783	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	18	15	53	44
Issued under the Stock Option Plan	62	43	125	145
Issued on the exchange of shares of a subsidiary corporation	—	1	2	2
Repurchased for cancellation (Note 8)	(7)	(24)	(48)	(35)

Balance at End of Period	3,989	3,818	3,989	3,818

Contributed Surplus
Balance at beginning of period	15	21	10	3
Stock option expense (Note 6)	3	2	8	5
Gain on treasury shares, net of applicable income taxes (Note 8)	—	—	—	15
Common shares repurchased for cancellation (Note 8)	—	(15)	—	(15)

Balance at End of Period	18	8	18	8

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(380)	(57)	(497)	(195)
Unrealized gain (loss) on translation of net investments in foreign operations	(280)	(312)	37	82
Hedging gain (loss)	270	301	(37)	(93)
Income taxes	(93)	(105)	14	33

Balance at End of Period	(483)	(173)	(483)	(173)

Retained Earnings
Balance at beginning of period	9,213	8,216	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	(42)	—

	9,213	8,216	8,731	7,566
Net income	541	643	1,743	1,755
Dividends — Preferred shares	(6)	(9)	(22)	(26)
— Common shares	(230)	(200)	(680)	(576)
Common shares repurchased for cancellation (Note 8)	(41)	(124)	(295)	(193)

Balance at End of Period	9,477	8,526	9,477	8,526

Total Shareholders’ Equity	$13,597	$ 12,775	$13,597	$ 12,775

The accompanying notes to consolidated financial statements are an integral part of these statements.
BMO Financial Group Third Quarter Report 2005   23

Consolidated Financial Statements

Consolidated Statement of Cash Flows (Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2005	2004	2005	2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Cash Flows from Operating Activities
Net income	$541	$643	$1,743	$1,755
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	10	7	44
Net gain on investment securities	(37)	(15)	(93)	(182)
Net (increase) decrease in trading securities	571	4,027	(7,702)	18
Provision for credit losses	73	(110)	122	(90)
Gain on sale of securitized loans	(16)	(34)	(58)	(99)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(3,143)	2,099	(726)	1,891
Increase (decrease) in derivative liability	3,110	(1,878)	999	(2,634)
Amortization of premises and equipment	99	90	284	269
Amortization of intangible assets	24	27	72	79
Future income tax expense (benefit)	(76)	58	(36)	136
Net increase (decrease) in current income taxes	65	94	(275)	(1,004)
Change in accrued interest
(Increase) decrease in interest receivable	6	29	(161)	(19)
Increase (decrease) in interest payable	(6)	13	84	(53)
Changes in other items and accruals, net	822	1,559	309	766

Net Cash Provided by (Used in) Operating Activities	2,033	6,612	(5,431)	877

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(2,295)	(5,094)	12,808	8,074
Net increase (decrease) in securities sold but not yet purchased	1,029	(329)	4,262	2,040
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,535)	(3,905)	4,814	(2,760)
Net increase (decrease) in liabilities of subsidiaries	(478)	(142)	17	131
Repayment of subordinated debt (Note 7)	(300)	—	(300)	(400)
Proceeds from issuance of subordinated debt (Note 7)	—	—	1,000	—
Proceeds from issuance of common shares	80	58	178	189
Proceeds from sales of treasury shares	—	—	—	149
Common shares repurchased for cancellation (Note 8)	(48)	(163)	(343)	(243)
Dividends paid	(236)	(209)	(702)	(603)

Net Cash Provided by (Used in) Financing Activities	(4,783)	(9,784)	21,734	6,577

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,088	2,066	(2,117)	(644)
Purchase of investment securities	(3,634)	(5,070)	(11,730)	(20,172)
Maturities of investment securities	1,857	3,626	5,649	10,712
Proceeds from sales of investment securities	2,915	4,134	7,244	14,205
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(3,891)	(4,061)	(12,361)	(9,896)
Proceeds from securitization of loans	759	483	2,197	879
Net (increase) decrease in securities borrowed or purchased under resale agreements	4,098	2,886	(4,650)	(1,729)
Proceeds from sales of land and buildings	—	—	148	—
Premises and equipment — net purchases	(93)	(49)	(257)	(210)
Acquisitions (Note 5)	—	(314)	(194)	(383)

Net Cash Provided by (Used in) Investing Activities	3,099	3,701	(16,071)	(7,238)

Net Increase in Cash and Cash Equivalents	349	529	232	216
Cash and Cash Equivalents at Beginning of Period	2,489	2,202	2,606	2,515

Cash and Cash Equivalents at End of Period	$2,838	$2,731	$2,838	$2,731

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
24   BMO Financial Group Third Quarter Report 2005

Notes to Consolidated Financial Statements

For the nine months ended July 31, 2005 (Unaudited)
Note 1     Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.
Note 2     Changes in Accounting Policies
Liabilities and Equity
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities, to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.
We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2005	2005	2005	2004	2004	2005	2004
Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense — Preferred shares and capital trust securities	$(21)	$(26)	$(25)	$(33)	$(30)	$(72)	$(91)
Non-controlling interest in subsidiaries	10	11	11	11	10	32	32
Income taxes	9	10	9	10	9	28	26

Net Income	(2)	(5)	(5)	(12)	(11)	(12)	(33)
Preferred share dividends	2	5	5	12	11	12	33

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—	$—	$—

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
(Canadian $ in millions)	2005	2005	2005	2004	2004
Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$450	$450	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(450)	(450)	(850)

Variable Interest Entities
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. Prior period financial statements were not restated for this change.
Beginning on November 1, 2004, we consolidated our customer securitization vehicles. We grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes were recorded in non-interest revenue — other, as it was our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million.
The impact on shareholders’ equity arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. The mark to market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. The adjustment was being amortized into income over the remaining life of the swaps. These derivatives qualified for hedge accounting while the VIEs were consolidated.
BMO Financial Group Third Quarter Report 2005   25

Notes to Consolidated Financial Statements
On April 29, 2005, we completed the restructuring of our customer securitization VIEs by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on our Consolidated Statement of Income of consolidating these VIEs for the six month period ended April 30, 2005, was an increase in non-interest revenue — other of $5 million, related to the reversal of mark to market losses over the life of the related swaps. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue — other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings. As these VIEs are no longer consolidated, there was no impact on the Consolidated Statement of Income for the three months ended July 31, 2005.
Our involvement with these and other VIEs is summarized in Note 8 of our consolidated financial statements for the year ended October 31, 2004, as set out on pages 96 and 97 of our 2004 Annual Report.
Merchant Banking Investments
On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact of this change in accounting on our Consolidated Statement of Income for the nine months ended July 31, 2005, including the initial adjustment to fair value on November 1, 2004, was an increase of $42 million in non-interest revenue, investment securities gains (losses), an increase in income taxes of $14 million and an increase in net income of $28 million.
Note 3     Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2005 and July 31, 2004 there was no allowance for credit losses related to other credit instruments included in other liabilities.
A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the nine months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance at beginning of period	$254	$567	$983	$1,100	$1,237	$1,667	$298	$611	$1,010	$1,180	$1,308	$1,791
Provision for credit losses	73	(70)	—	(40)	73	(110)	162	30	(40)	(120)	122	(90)
Recoveries	21	60	—	—	21	60	52	106	—	—	52	106
Write-offs	(115)	(109)	—	—	(115)	(109)	(294)	(339)	—	—	(294)	(339)
Foreign exchange and other	(5)	(21)	(11)	—	(16)	(21)	10	19	2	—	12	19

Balance at end of period	$228	$427	$972	$1,060	$1,200	$1,487	$228	$427	$972	$1,060	$1,200	$1,487

Note 4     Securitization
During the nine months ended July 31, 2005, we securitized residential mortgages totalling $2,202 million for total cash proceeds of $2,197 million ($761 million and $759 million respectively, for the three months ended July 31, 2005). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.5 years, a prepayment rate of 9.25%, an interest rate of 4.92% and a discount rate of 3.56%. (4.4 years and 11.62%, 4.74% and 3.23% respectively, for the three months ended July 31, 2005). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $20 million of gains in non-interest revenue – securitization revenues, $91 million of deferred purchase price in other assets and $18 million of servicing liability in other liabilities related to the securitization of those loans ($4 million, $33 million and $6 million respectively, for the three months ended July 31, 2005). In addition, gains on sales of loans sold to revolving securitization vehicles were $38 million, for the nine months ended July 31, 2005, ($12 million for the three months ended July 31, 2005).
26  BMO Financial Group Third Quarter Report 2005

Note 5     Acquisition
Mercantile Bancorp, Inc.
On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.
Cash resources	$111
Securities	166
Loans	620
Premises and equipment	18
Goodwill	91
Core deposit intangible asset	15
Other assets	25

Total assets	1,046

Deposits	752
Other liabilities	100

Total liabilities	852

Purchase price	$194

The purchase price allocation has been revised since April 30, 2005 to reflect refinement as we complete the valuation of the assets acquired and liabilities assumed.
Future Acquisition
On July 7, 2005, we announced that we have entered into an agreement to acquire Chicago-based Villa Park Trust and Savings, a community bank in Chicago, for approximately $81 million in cash consideration. The acquisition of Villa Park is subject to regulatory approval and is expected to close in the fourth quarter of 2005, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.
Note 6     Employee Compensation
Stock Options
During the nine months ended July 31, 2005, we granted a total of 1,472,039 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended			For the nine months ended
(Canadian $ in millions, except earnings per share figures)	July 31, 2005	July 31, 2004		July 31, 2005	July 31, 2004
Stock option expense included in employee compensation expense	$3	$2		$8	$5

Net income, as reported	$541	$643	(1)	$1,743	$1,755	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	6		9	23

Pro forma net income	$538	$637		$1,734	$1,732

Earnings Per Share
Basic, as reported	$1.07	$1.27		$3.44	$3.45
Basic, pro forma	1.06	1.25		3.42	3.40
Diluted, as reported	1.05	1.24		3.37	3.36
Diluted, pro forma	1.04	1.22		3.35	3.31

(1) Restated, refer to Note 2.
BMO Financial Group Third Quarter Report 2005   27

Notes to Consolidated Financial Statements
Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Benefits earned by employees	$32	$29	$5	$4
Interest cost on accrued benefit liability	51	50	11	12
Actuarial loss recognized in expense	17	20	2	2
Amortization of plan amendment costs	1	—	(1)	(1)
Expected return on plan assets	(58)	(53)	(2)	(1)

Benefits expense	43	46	15	16
Canada and Quebec pension plan expense	12	12	—	—
Defined contribution expense	2	2	—	—

Total pension and other employee future benefit expenses	$57	$60	$15	$16

	Pension benefit plans		Other employee future benefit plans
	For the nine months ended		For the nine months ended
(Canadian $ in millions)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Benefits earned by employees	$94	$88	$13	$12
Interest cost on accrued benefit liability	152	152	33	35
Actuarial loss recognized in expense	50	57	8	7
Amortization of plan amendment costs	3	1	(4)	(5)
Expected return on plan assets	(172)	(162)	(4)	(3)

Benefits expense	127	136	46	46
Canada and Quebec pension plan expense	38	39	—	—
Defined contribution expense	8	8	—	—

Total pension and other employee future benefit expenses	$173	$183	$46	$46

Note 7     Subordinated Debt
On June 8, 2005, we redeemed all of our 6.60% Series B Medium-Term Notes, First Tranche due 2010, totalling $300 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
On August 4, 2005, we announced our intention to redeem all of our 8.80% Debentures, Series 18, due 2010, on September 13, 2005, totalling $250 million. The debentures will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
On April 22, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, Second Tranche, is due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
28   BMO Financial Group Third Quarter Report 2005

Note 8     Share Capital
During the quarter, we repurchased 842,200 common shares for approximately $48 million, representing an average cost of $56.26 per share. During the nine months ended July 31, 2005, we repurchased 6,141,500 common shares for approximately $343 million at an average cost of $55.81 per share. There have been 7,520,900 common shares repurchased under the existing normal course issuer bid that expired on August 6, 2005 and pursuant to which we were permitted to repurchase up to 15,000,000 common shares. Subsequent to the quarter end, our Board of Directors authorized a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to a further 15,000,000 common shares.
Treasury Shares
Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries were recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our Consolidated Statement of Changes in Shareholders’ Equity was an increase in contributed surplus of $15 million for the nine months ended July 31, 2004 (nil for the nine months ended July 31, 2005).
Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	July 31, 2005
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	500,075,525	3,989	—

Total outstanding share capital — classified as equity		$4,585

Stock options issued under stock option plan		n/a	27,594,691 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a —	not applicable
Note 9     Legal Proceedings
During the second quarter ended April 30, 2005, we recorded a $25 million provision for a legal claim against a company acquired by the Private Client Group in the United States in 2002.
Note 10     United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31, 2005	July 31, 2004(1)	July 31, 2005	July 31, 2004(1)
Net Income — Canadian GAAP	$541	$643	$1,743	$1,755
United States GAAP adjustments	(23)	66	(109)	(55)

Net Income — United States GAAP	$518	$709	$1,634	$1,700

Earnings Per Share
Basic — Canadian GAAP	$1.07	$1.27	$3.44	$3.45
Basic — United States GAAP	1.02	1.37	3.22	3.27
Diluted — Canadian GAAP	1.05	1.24	3.37	3.36
Diluted — United States GAAP	1.01	1.33	3.16	3.18

(1)	For the three months and nine months ended July 31, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for those periods have also been restated to reflect this change. Net income and earnings per share — United States GAAP remain the same as previously reported.
BMO Financial Group Third Quarter Report 2005   29

Notes to Consolidated Financial Statements
Note 11   Subsequent Event
On August 8, 2005, we announced that we had signed a definitive agreement to sell our interest in our U.S. direct investing operation, Harrisdirect. The sale is expected to result in aggregate cash proceeds of approximately $910 million, including a distribution of approximately $60 million to be paid by Harrisdirect immediately prior to closing. The transaction, which is subject to normal regulatory clearances, is expected to close by October 31, 2005.
Note 12   Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Personal and Commercial Client Group
Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.
Corporate Support, including Technology and Solutions
Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.
Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.
30   BMO Financial Group Third Quarter Report 2005

Note 12     Operating and Geographic Segmentation (cont’d)
(Canadian $ in millions)

				Corporate	Total	Teb	Total
For the three months ended July 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$906	$147	$232	$(41)	$1,244	$(30)	$1,214
Non-interest revenue	422	332	416	27	1,197	—	1,197

Total Revenue	1,328	479	648	(14)	2,441	(30)	2,411
Provision for credit losses	75	1	24	(27)	73	—	73
Non-interest expense	784	381	374	40	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	469	97	250	(27)	789	(30)	759
Income taxes	162	34	66	(28)	234	(30)	204
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14

Net Income	$307	$63	$184	$(13)	$541	$—	$541

Average Assets	$128,676	$7,223	$158,478	$4,893	$299,270	$—	$299,270

Goodwill (As At)	$681	$818	$102	$3	$1,604	$—	$1,604

				Corporate	Total	Teb	Total
For the three months ended July 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$865	$130	$354	$(77)	$1,272	$(32)	$1,240
Non-interest revenue	401	316	354	50	1,121	—	1,121

Total Revenue	1,266	446	708	(27)	2,393	(32)	2,361
Provision for credit losses	76	1	5	(192)	(110)	—	(110)
Non-interest expense	780	357	354	47	1,538	—	1,538

Income before taxes and non-controlling interest in subsidiaries	410	88	349	118	965	(32)	933
Income taxes	142	30	119	27	318	(32)	286
Non-controlling interest in subsidiaries	—	—	—	4	4	—	4

Net Income	$268	$58	$230	$87	$643	$—	$643

Average Assets	$119,022	$7,289	$139,749	$4,301	$270,361	$—	$270,361

Goodwill (As At)	$626	$866	$94	$3	$1,589	$—	$1,589

				Corporate	Total	Teb	Total
For the nine months ended July 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$2,636	$430	$780	$(164)	$3,682	$(89)	$3,593
Non-interest revenue	1,248	1,034	1,256	88	3,626	—	3,626

Total Revenue	3,884	1,464	2,036	(76)	7,308	(89)	7,219
Provision for credit losses	225	3	74	(180)	122	—	122
Non-interest expense	2,327	1,131	1,105	128	4,691	—	4,691

Income before taxes and non-controlling interest in subsidiaries	1,332	330	857	(24)	2,495	(89)	2,406
Income taxes	438	117	230	(75)	710	(89)	621
Non-controlling interest in subsidiaries	—	—	—	42	42	—	42

Net Income	$894	$213	$627	$9	$1,743	$—	$1,743

Average Assets	$125,771	$7,112	$164,096	$5,010	$301,989	$—	$301,989

Goodwill (As At)	$681	$818	$102	$3	$1,604	$—	$1,604

				Corporate	Total	Teb	Total
For the nine months ended July 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$2,493	$401	$980	$(143)	$3,731	$(109)	$3,622
Non-interest revenue	1,125	1,006	1,186	161	3,478	—	3,478

Total Revenue	3,618	1,407	2,166	18	7,209	(109)	7,100
Provision for credit losses	225	4	94	(413)	(90)	—	(90)
Non-interest expense	2,301	1,142	1,115	106	4,664	—	4,664

Income before taxes and non-controlling interest in subsidiaries	1,092	261	957	325	2,635	(109)	2,526
Income taxes	376	87	316	89	868	(109)	759
Non-controlling interest in subsidiaries	1	—	—	11	12	—	12

Net Income	$715	$174	$641	$225	$1,755	$—	$1,755

Average Assets	$115,647	$7,125	$144,811	$4,124	$271,707	$—	$271,707

Goodwill (As At)	$626	$866	$94	$3	$1,589	$—	$1,589

(1)	See Note 2 and Inter Group Allocations section.
(2)	Corporate Support includes Technology and Solutions.
(3)	Taxable equivalent basis — see Basis of Presentation section.
BMO Financial Group Third Quarter Report 2005   31

Notes to Consolidated Financial Statements
Note 12   Operating and Geographic Segmentation (cont’d)
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.
(Canadian $ in millions), Taxable equivalent basis(1)

For the three months ended July 31, 2005	Canada	United States	Other Countries	Total
Net interest income	$869	$322	$53	$1,244
Non-interest revenue	859	298	40	1,197

Total Revenue	1,728	620	93	2,441
Provision for credit losses	56	25	(8)	73
Non-interest expense	1,085	462	32	1,579

Income before taxes and non-controlling interest in subsidiaries	587	133	69	789
Income taxes	189	42	3	234
Non-controlling interest in subsidiaries	8	6	—	14

Net Income	$390	$85	$66	$541

Average Assets	$198,920	$72,391	$27,959	$299,270

For the three months ended July 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$853	$375	$44	$1,272
Non-interest revenue	772	311	38	1,121

Total Revenue	1,625	686	82	2,393
Provision for credit losses	13	(122)	(1)	(110)
Non-interest expense	1,011	497	30	1,538

Income before taxes and non-controlling interest in subsidiaries	601	311	53	965
Income taxes	194	117	7	318
Non-controlling interest in subsidiaries	—	4	—	4

Net Income	$407	$190	$46	$643

Average Assets	$176,816	$68,666	$24,879	$270,361

For the nine months ended July 31, 2005	Canada	United States	Other Countries	Total
Net interest income	$2,614	$965	$103	$3,682
Non-interest revenue	2,543	959	124	3,626

Total Revenue	5,157	1,924	227	7,308
Provision for credit losses	140	8	(26)	122
Non-interest expense	3,229	1,371	91	4,691

Income before taxes and non-controlling interest in subsidiaries	1,788	545	162	2,495
Income taxes	590	158	(38)	710
Non-controlling interest in subsidiaries	25	17	—	42

Net Income	$1,173	$370	$200	$1,743

Average Assets	$203,487	$73,028	$25,474	$301,989

For the nine months ended July 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$2,494	$1,102	$135	$3,731
Non-interest revenue	2,404	956	118	3,478

Total Revenue	4,898	2,058	253	7,209
Provision for credit losses	(11)	(45)	(34)	(90)
Non-interest expense	3,094	1,475	95	4,664

Income before taxes and non-controlling interest in subsidiaries	1,815	628	192	2,635
Income taxes	588	250	30	868
Non-controlling interest in subsidiaries	1	11	—	12

Net Income	$1,226	$367	$162	$1,755

Average Assets	$176,975	$70,336	$24,396	$271,707

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	See Note 2 and Inter Group Allocations section.
32   BMO Financial Group Third Quarter Report 2005

Inter Group Allocations
On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
				Corporate
For the three months ended July 31, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(14)	$9	$—	$5	$—
Non-interest revenue	14	(9)	(4)	(1)	—

Total Revenue	—	—	(4)	4	—
Provision for credit losses	(1)	1	—	—	—
Non-interest expense	(1)	1	(6)	6	—

Income before taxes and non-controlling interest in subsidiaries	2	(2)	2	(2)	—
Income taxes	1	(1)	1	(1)	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$(1)	$1	$(1)	$—

Average Assets	$(1,879)	$1,879	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

(Canadian $ in millions) increase/(decrease)
				Corporate
For the nine months ended July 31, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(46)	$26	$(1)	$21	$—
Non-interest revenue	42	(25)	(14)	(3)	—

Total Revenue	(4)	1	(15)	18	—
Provision for credit losses	(3)	3	—	—	—
Non-interest expense	(3)	2	(18)	19	—

Income before taxes and non-controlling interest in subsidiaries	2	(4)	3	(1)	—
Income taxes	1	(2)	1	—	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$(2)	$2	$(1)	$—

Average Assets	$(1,838)	$1,838	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.
Prior periods are restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group Third Quarter Report 2005   33